UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

(AMENDMENT NO. 8)*

NetSol Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

64115A204
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
[X]	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

(Continued on the Following Pages)

(Page 1 of 5)

CUSIP NO. 64115A204	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Tail Wind Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	[X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A British Virgin Islands corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,657,803
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,657,803
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,803
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12.	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 64115A204	13G	Page 3 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tail Wind Advisory & Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	[X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A U.K. corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 64115A204	13G	Page 4 of 5

This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock (the "Common Stock") of NetSol Technologies, Inc. beneficially owned by the Reporting Persons specified herein as of January 31, 2011 and amends and supplements the Schedule 13G filed by The Tail Wind Fund Ltd. on June 23, 2006, as amended on February 12, 2007, July 12, 2007, July 16, 2007, January 23, 2008, August 4, 2008, February 12, 2009 and February 12, 2010 (the "Schedule 13G").

The names of the persons filing this Amendment No. 8 to Schedule 13G are: (1) The Tail Wind Fund Ltd., a B.V.I. corporation ("TWF"), and (2) Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 8 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 8 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

ITEM 4.              OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

              TWF:   1,657,803 shares of Common Stock*

              TWAM:          0 shares of Common Stock*

       (b)    Percent of class:

TWF’s beneficial ownership of 1,657,803* shares of Common Stock as of January 31, 2011 constitutes 3.2%* of all the outstanding shares of Common Stock, based upon 51,083,285 shares of Common Stock outstanding as of February 8, 2011, as reported by the issuer, plus the number of shares underlying the Warrants (as defined below).

TWAM’s percentage ownership is 0%.

       (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote

                            TWF: 1,657,803*

                           TWAM: 0

              (ii)   Shared power to vote or to direct the vote

                           Not applicable.

              (iii)  Sole power to dispose or to direct the disposition of

                           TWF: 1,657,803*

                           TWAM: 0

              (iv)   Shared power to dispose or to direct the disposition of

                           Not applicable.

* TWF may be deemed to beneficially own a total of 1,657,803 shares of Common Stock (the “TWF Shares”) as of January 31, 2011, including (i) 1,131,999 shares of Common Stock held by TWF, and (ii) 525,804 shares of Common Stock issuable upon exercise of warrants issued to TWF (the “Warrants”).

TWAM does not beneficially own any shares of Common Stock, and is not deemed to own any shares beneficially owned by TWF since it no longer has discretionary investment authority with respect to TWF.

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP NO. 64115A204	13G	Page 5 of 5

ITEM 10.      CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2011	THE TAIL WIND FUND LTD.

	By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director

Dated: February 14, 2011	TAIL WIND ADVISORY & MANAGEMENT LTD.

	By:	/s/ David Crook
David Crook, CEO

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 3,822,192 shares of Common Stock of NetSol Technologies, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2010.

                                                      THE TAIL WIND FUND LTD.

                                                       By:  /s/ Andrew P. MacKellar
                                                            ---------------------------------
                                                            Andrew P. MacKellar, Director

                                                      TAIL WIND ADVISORY & MANAGEMENT LTD.

                                                       By:  /s/ David Crook
                                                            ---------------------------------
                                                             David Crook, CEO